CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
We hereby consent to the incorporation by reference in this Annual Report on Form 40-F for the year ended October 31, 2025, of High Tide Inc. (the “Company”) of our report dated January 29, 2026, relating to the Annual Information Form of the Company, which appears in Exhibit 99.3 to this Annual Report. We also consent to the reference to our name under the headings “General Development of the Business” and “Interests of Experts” in the Annual Information Form forming a part of the Annual Report on Form 40-F.

Vancouver, Canada	Chartered Professional Accountants
January 29, 2026